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EXHIBIT 12.2

SARA LEE CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
And Preferred Stock Dividend Requirements
(in millions, except ratios)

	Twenty-Six Weeks Ended
	January 1, 2000	December 26, 1998(1)
Fixed charges and preferred stock dividend requirements:
Interest expense	$114	$114
Interest portion of rental expense	34	30

Total fixed charges before capitalized interest and preferred stock dividend requirements	148	144
Capitalized interest	5	5
Preferred stock dividend requirements(2)	10	10

Total fixed charges and preferred stock dividend requirements	$163	$159

Earnings available for fixed charges and preferred stock dividend requirements:
Income before income taxes	$886	$923
Less undistributed income in minority-owned companies	(4)	(2)
Add minority interest in majority-owned subsidiaries	17	16
Add amortization of capitalized interest	9	11
Add fixed charges before capitalized interest and preferred stock dividend requirements	148	144

Total earnings available for fixed charges and preferred stock dividend requirements	$1,056	$1,092

Ratio of earnings to fixed charges and preferred stock dividend requirements	6.5	6.9

(1)
In the second quarter of fiscal 1999, the Corporation recorded a pretax charge of $76 million in connection with a voluntary recall of certain of its packaged meat products.

In the first quarter of fiscal 1999, the Corporation recorded a pretax gain of $137 million in connection with the sale of its international tobacco operations.

(2)
Preferred stock dividends in the above computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.

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SARA LEE CORPORATION AND SUBSIDIARIES Computation of Ratio of Earnings to Fixed Charges And Preferred Stock Dividend Requirements (in millions, except ratios)